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Richard D. Truesdell, Jr.
Partner

Davis Polk & Wardwell llp	212-450-4674 tel
450 Lexington Avenue	212-701-5674 fax
New York, NY 10017	richard.truesdell@davispolk.com
November 16, 2010

Re:	Orbitz Worldwide, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed on October 5, 2010
File No. 333-161723
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Julie F. Rizzo
Dear Ms. Rizzo:
On behalf of our client, Orbitz Worldwide, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 28, 2010 (the “Comment Letter”), with respect to Amendment No. 2 to the registration statement on Form S-3 filed by the Company with the Commission on October 5, 2010 (No. 333-161723) (the “Registration Statement”). Amendment No. 3 to the Registration Statement has been filed by the Company today.
The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.
Selling Security Holders, page 13
1.	Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.
     None of the selling shareholders are broker-dealers. An affiliate of OEP TP Ltd. is a broker-dealer. TCV VI (Cayman), L.P. and TCV Member Fund (Cayman), L.P. are shareholders of entities whose subsidiaries are broker-dealers. Also, certain limited partners of TCV VI

Julie F. Rizzo	2	November 16, 2010
(Cayman), L.P. are affiliated or associated with broker dealers . The investment advisors for each of the Blackstone LPs are affiliates of broker-dealers.
     The disclosure in “Selling Security Holders” has been revised to indicate which selling shareholders have affiliates that are broker-dealers.
Plan of Distribution, page 16
2.	Please revise to indicate that the selling shareholders may be deemed underwriters.
     The disclosure in “Plan of Distribution” has been revised to indicate that the selling shareholders may be deemed underwriters.
Exhibit 5.1
3.	Please revise your opinion to include the shares of common stock being registered for resale by the selling security holders or please advise.
     The opinion has been revised to include the shares of common stock being registered for resale by the selling security holders.
We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4674.

Very truly yours,
/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:      James P. Shaughnessy